UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 3)*

GoodRx Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

38246G108

(CUSIP Number)

Carolina A. Picazo

Spectrum Equity

140 New Montgomery St., 20th Floor,

San Francisco, CA 94105

(415) 464-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1.	Names of Reporting Persons Spectrum Equity VII, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,835,983
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,835,983

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,835,983
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 20.11%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated assuming 128,478,172 shares of Class A Common Stock (“Class A Shares”) outstanding, based upon 98,583,716 Class A Shares outstanding as of July 30, 2024 as reported on the Issuer’s Form 10-Q filed on August 8, 2024 (the “10-Q”), as increased by 3,989,323 Class A Shares distributed in the August 2024 Distribution, as defined below, and as further increased by 25,905,133 shares of Class B Common Stock, which are convertible into Class A Shares on a one-to-one basis (“Class B Shares”), held by the Reporting Persons following the August 2024 Distribution, as defined below.

1.	Names of Reporting Persons Spectrum Equity Associates VII, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,835,983
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,835,983

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,835,983
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 20.11%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated assuming 128,478,172 Class A Shares outstanding, based upon 98,583,716 Class A Shares outstanding as of July 30, 2024 as reported on the 10-Q, as increased by 3,989,323 Class A Shares distributed in the August 2024 Distribution, as defined below, and as further increased by 25,905,133 Class B Shares held by the Reporting Persons following the August 2024 Distribution, as defined below.

1.	Names of Reporting Persons Spectrum VII Investment Managers’ Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,223
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,223

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,223
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.03%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated assuming 128,478,172 Class A Shares outstanding, based upon 98,583,716 Class A Shares outstanding as of July 30, 2024 as reported on the 10-Q, as increased by 3,989,323 Class A Shares distributed in the August 2024 Distribution, as defined below, and as further increased by 25,905,133 Class B Shares held by the Reporting Persons following the August 2024 Distribution, as defined below.

1.	Names of Reporting Persons Spectrum VII Co-Investment Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,927
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,927

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,927
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.02%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated assuming 128,478,172 Class A Shares outstanding, based upon 98,583,716 Class A Shares outstanding as of July 30, 2024 as reported on the 10-Q, as increased by 3,989,323 Class A Shares distributed in the August 2024 Distribution, as defined below, and as further increased by 25,905,133 Class B Shares held by the Reporting Persons following the August 2024 Distribution, as defined below.

1.	Names of Reporting Persons SEA VII Management, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,905,133
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,905,133

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,905,133
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 20.11%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculated assuming 128,478,172 Class A Shares outstanding, based upon 98,583,716 Class A Shares outstanding as of July 30, 2024 as reported on the 10-Q, as increased by 3,989,323 Class A Shares distributed in the August 2024 Distribution, as defined below, and as further increased by 25,905,133 Class B Shares held by the Reporting Persons following the August 2024 Distribution, as defined below.

Item 1. Security and Issuer

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 3 (“Amendment No. 3”) is being filed by the undersigned to amend the Schedule 13D filed with the SEC on June 1, 2021, as amended by Amendment No. 1, filed with the SEC on November 21, 2023 and Amendment No. 2, filed with the SEC on March 8, 2024 (the “Original 13D” and, as amended by Amendment No. 3, the “Schedule 13D”) relating to shares of common stock (the “Common Stock”), of GoodRx Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 2701 Olympic Boulevard, Santa Monica, California 90404. Except as set forth herein, the Original 13D is unmodified and remains in full force and effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original 13D.

Item 2. Identity and Background

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

1.	Spectrum Equity VII, L.P. (“SE VII”)

2.	Spectrum Equity Associates VII, L.P. (“Spectrum Equity Associates”)

3.	Spectrum VII Investment Managers’ Fund, L.P. (“Spectrum VII Investment Managers’ Fund”)

4.	Spectrum VII Co-Investment Fund, L.P. (“Spectrum VII Co-Investment Fund”)

5.	SEA VII Management, LLC (“Management LLC”)

Information with respect to the members and executive officers of Management LLC (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, neither the Reporting Persons nor any Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following at the end thereof:

On August 29, 2024, SE VII distributed 3,989,323 shares of the Issuer’s Class A Common Stock pro rata to its limited partners for no consideration (the “August 2024 Distribution”). Following the August 2024 Distribution, Spectrum VII Co-Investment Fund, L.P. and Spectrum VII Investment Managers’ Fund, L.P. made open market sales of an aggregate of 10,677 shares of the Issuer’s Class A Common Stock for net proceeds of $83,922.05.

Item 5. Interest in the Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

All such ownership percentages of the securities reported in this Schedule 13D were calculated assuming 128,478,172 Class A Shares outstanding, based upon 98,583,716 Class A Shares outstanding as of July 30, 2024 as reported on the 10-Q, as increased by 3,989,323 Class A Shares distributed in the August 2024 Distribution and as further increased by 25,905,133 Class B Shares held by the Reporting Persons following the August 2024 Distribution.

The aggregate 25,905,133 securities reported in this statement, which constitute 20.16% of the outstanding Class A Shares, are held by the Reporting Persons on an as-converted basis as follows: SE VII is the holder of record of 25,835,983 Class A Shares, Spectrum VII Investment Managers’ Fund is the holder of record of 44,223 Class A Shares, and Spectrum VII Co-Investment Fund is the holder of record of 24,927 Class A Shares.

The general partner of SE VII is Spectrum Equity Associates. The general partner of each of Spectrum VII Investment Managers’ Fund, Spectrum VII Co-Investment Fund and Spectrum Equity Associates is Management LLC. Brion B. Applegate, Christopher T. Mitchell, Victor E. Parker, Jr., Benjamin C. Spero, Ronan Cunningham, Peter T. Jensen, Stephen M. LeSieur, Brian Regan and Michael W. Farrell may be deemed to share voting and dispositive power over the securities held by SE VII, Spectrum VII Investment Managers’ Fund and Spectrum VII Co-Investment Fund. Each of these individuals disclaims beneficial ownership of such securities.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Stockholders acknowledge and agree that they are acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other Stockholders are not the subject of this Schedule 13D and accordingly, none of the other Stockholders are included as reporting persons herein.

(c)

During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

Item 7. Materials to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, filed with the SEC as Exhibit 1 to the Original 13D on May 19, 2021.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 3, 2024

Spectrum Equity VII, L.P.
By: Spectrum Equity Associates VII, L.P., its general partner
By: SEA VII Management, LLC, its general partner

By:	/s/ Carolina A. Picazo
Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief Compliance Officer

Spectrum Equity Associates VII, L.P.
By: SEA VII Management, LLC, its general partner

By:	/s/ Carolina A. Picazo
Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief Compliance Officer

Spectrum VII Investment Managers’ Fund, L.P.
By: SEA VII Management, LLC, its general partner

By:	/s/ Carolina A. Picazo
Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief Compliance Officer

Spectrum VII Co-Investment Fund, L.P.
By: SEA VII Management, LLC, its general partner

By:	/s/ Carolina A. Picazo
Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief Compliance Officer

SEA VII Management, LLC
By:	/s/ Carolina A. Picazo
Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief Compliance Officer